STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
MAKEBA INC.

Makeba Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board the following resolution:

RESOLVED, that the Certificate of Incorporation of Makeba Inc. be amended by changing the Article thereof number "4." so that, as amended, said Article shall be and read as follows:

"4.   (a)   The aggregate number of shares that the Corporation shall have authority to issue is two hundred fifty thousand (250,000) shares, consisting of (i) two hundred thousand (200,000) shares of common stock, par value $0.0001 per share (the "Common Stock"), and (ii) fifty thousand (50,000) shares of preferred stock, par value $0.0001 per share (the "Preferred Stock") in one or more classes or series.

(b)   The Board of Directors shall have the authority by resolution to issue the Preferred Stock from time to time on such terms as it may determine and to divide the Preferred Stock into one or more classes or Class and, in connection with the creation of any such class or series, to determine and fix by the resolution or resolutions providing for the issuance of shares thereof the designation, powers and relative, participating, optional, or other special rights of the class or series, and the qualifications, limitations, or restrictions thereof, to the full extent now or hereafter permitted by law. Except as may be required by law, the shares in any class or series of Preferred Stock need not be identical.

(c)   Designation. The Board of Directors hereby designates (i) a series of Preferred Stock that shall be designated as "Class A Preferred Stock" (the "Class A Preferred Stock"), (ii) a series of Preferred Stock that shall be designated as "Class B Preferred Stock" (the "Class B Preferred Stock") and (iii) a series of Preferred Stock that shall be designated as "Class C Preferred Stock (the "Class C Preferred Stock"). The rights, preferences, powers, restrictions and limitations of the Class A Preferred Stock, the Class B Preferred Stock and the Class C Preferred Stock shall be as set forth herein.

The following is a statement of the designations and powers, preferences and rights, and the qualifications, limitations, or restrictions thereof in respect of each class of shares of the Corporation as of the date hereof:

A. COMMON STOCK.

    1. General. The dividend and liquidation rights of the holders of shares of Common Stock are subject to and qualified in their entirety by the rights of the holders of Preferred Stock.

    2. Voting. The holders of the shares of Common Stock are entitled to one vote for each share of Common Stock held by them at all meetings of the shareholders (and written actions in lieu of meetings).

    3. Dividends. Subject to the rights of holders of Preferred Shares described below, dividends may be declared and paid on the shares of Common Stock from funds lawfully available therefor as and when determined by the Corporation's Board of Directors.

    4. Liquidation. Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of shares of Common Stock will be entitled to receive, on a *pro rata* basis, based on the respective number of shares of Common Stock held by them, all assets of the Corporation available for distribution to its shareholders that are remaining after the distribution to the holders of Preferred Stock of their respective Preference Amounts.

B. CLASS A PREFERRED STOCK.

    1. Voting. Each holder of outstanding Shares of Class A Preferred Stock shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each Share of Class A Preferred Stock shall be entitled to an equivalent number of votes as a share of Common Stock as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of outstanding Shares of Class A Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation's bylaws.

    2. Dividends.

(a) if the Corporation declares or pays a dividend or distribution on the Common Stock, whether such dividend or distribution is payable in cash, securities or other property, including the purchase or redemption by the Corporation or any of its Subsidiaries of shares of Common Stock for cash, securities or property, but excluding (i) any dividend or distribution payable on the Common Stock in shares of Common Stock and (ii) any repurchases of Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase, the Corporation shall simultaneously declare and pay a dividend on the Class A Preferred Stock on a pro rata basis with the Common Stock.

(b) Dividends shall be paid by the Corporation solely out of assets of the Corporation available for distribution to its shareholders from funds lawfully available therefor.

3. Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Class A Deemed Liquidation Event (a "Liquidation"), the holders of shares of Class A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of shares of Common Stock by reason of their ownership thereof, an amount per share equal to $200.00 (as adjusted for any stock splits, stock dividends, recapitalizations or similar transactions with respect to the Class A Preferred Stock, the "Class A Preference Amount"), subject, however, to the preference rights of any other series of Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation or Class A Deemed Liquidation Event, the assets of the Corporation available for distribution to the holders of Class A Preferred Stock is insufficient to pay the holders of shares of Class A Preferred Stock the full Class A Preference Amount, the holders of shares of Class A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full and the Corporation shall not make or agree to make any payments to the holders of Common Stock.

Participation With Common Stock on Liquidation. In addition to and after payment in full of all preferential amounts required to be

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paid to the holders of Class A Preferred Stock upon a Liquidation under this Section 3 (including upon a Deemed Liquidation Event defined below), the holders of Shares of Class A Preferred Stock then outstanding shall be entitled to participate with the holders of shares of Common Stock (and shares of any other class of Preferred Stock entitled to similar participation) then outstanding, on a pro rata basis based on the number of outstanding shares held by each holder as at immediately prior to the Liquidation, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

4. Deemed Liquidation Event. Each of the following events shall be considered a "Class A Deemed Liquidation Event" unless the holders of a majority of the outstanding shares of Class A Preferred Stock elect otherwise:

(a) A merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer,

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exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

C.   CLASS B PREFERRED STOCK.

1.   Voting. Each holder of outstanding Shares of Class B Preferred Stock shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each Share of Class B Preferred Stock shall be entitled to twice the number of votes as a share of Common Stock as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of outstanding Shares of Class B Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation's bylaws.

2.   Dividends.

(a)   if the Corporation declares or pays a dividend or distribution on the Common Stock, whether such dividend or distribution is payable in cash, securities or other property, including the purchase or redemption by the Corporation or any of its Subsidiaries of shares of Common Stock for cash, securities or property, but excluding (i) any dividend or distribution payable on the Common Stock in shares of Common Stock and (ii) any repurchases of Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase, the Corporation shall simultaneously declare and pay a dividend on the Class B Preferred Stock on a pro rata basis with the Common Stock.

(b)   Dividends shall be paid by the Corporation solely out of assets of the Corporation available for distribution to its shareholders from funds lawfully available therefor.

3.   Liquidation Preference.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Class B Deemed Liquidation Event (a "Liquidation"), the holders of shares of Class B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any

payment shall be made to the holders of shares of Common Stock or any other series of Preferred Stock by reason of their ownership thereof, an amount per share equal to $200.00 (as adjusted for any stock splits, stock dividends, recapitalizations or similar transactions with respect to the Class A Preferred Stock, the "Class B Preference Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Class B Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders is insufficient to pay the holders of shares of Class B Preferred Stock the full Class B Preference Amount, the holders of shares of Class B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full and the Corporation shall not make or agree to make any payments to the holders of Common Stock or any other series of Preferred Stock.

Participation With Common Stock on Liquidation. In addition to and after payment in full of all preferential amounts required to be paid to the holders of Class B Preferred Stock upon a Liquidation under this Section 3 (including upon a Deemed Liquidation Event defined below), the holders of Shares of Class B Preferred Stock then outstanding shall be entitled to participate with the holders of shares of Common Stock (and shares of any other class of Preferred Stock entitled to similar participation) then outstanding, on a pro rata basis based on the number of outstanding shares held by each holder as at immediately prior to the Liquidation, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

4. Deemed Liquidation Event. Each of the following events shall be considered a "Class B Deemed Liquidation Event" unless the holders of a majority of the outstanding shares of Class B Preferred Stock elect otherwise:

(a) A merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital

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stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

5. Automatic Conversion. On the date that any holder of Class B Preferred Stock acquires ten percent (10%) or more of the aggregate number of outstanding equity securities of the Corporation (whether Common or Preferred Stock of any series), all Shares of Class B Preferred Stock (including any fraction of a Share) held by such stockholders shall automatically convert along with the aggregate accrued or accumulated and unpaid dividends thereon into an equivalent number of shares of Class A Preferred Shares (including any fraction of a Share).

D. CLASS C PREFERRED STOCK.

1. Each outstanding Share of Class C Preferred Stock will have all the rights and attributes of a Share of Common Stock except that the Class C Preferred Stock will have no voting rights.

2. Automatic Conversion. All Shares of Class C Preferred Stock will automatically convert into an equivalent number of shares of Common Stock (including any fraction of a Share) on the date that there are no Shares of Class B Preferred Stock that remain issued and outstanding (including through conversion thereof).

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SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provision of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this _29_ day of _AUGUST_, 2018.

Makeba Inc.

By: _____
    Name:
    Title: